UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127 - 15 Street N.E., Unit 112

Calgary, Alberta

Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: June 28, 2021	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Information Circular for Annual General and Special Meeting of Shareholders to be held on July 29, 2021 dated June 14, 2021
99.2	Notice of Annual General and Special Meeting
99.3	Form of Proxy
99.4	Financial Statements Request Form
99.5	Voting Instruction Form